

ZiphyCare, LLC (the "Company") a New York LLC

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
ZiphyCare, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 20, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,823	57,772
Total Current Assets	1,823	57,772
Non-current Assets		
Capitalized Software Development costs	5,752	1,062
Intangible Assets: Trademark, net of Accumulated Amortization	630	
Total Non-Current Assets	6,382	1,062
TOTAL ASSETS	8,205	58,834
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Loans from Shareholders	9,666	5,728
Future Equity Obligations	200,000	200,000
Total Current Liabilities	209,666	205,728
TOTAL LIABILITIES	209,666	205,728
EQUITY		
Member's Capital	(201,461)	(146,894)
Total Equity	(201,461)	(146,894)
TOTAL LIABILITIES AND EQUITY	8,205	58,834

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	163,177	61,266
Research and Development	150,734	-
Related Party Consulting Expenses	-	110,000
Total Operating Expenses	313,911	171,266
Operating Income (loss)	(313,911)	(171,266)
Other Income from Related Parties	401,344	-
Cost of Other Income	(142,000)	-
Net Other Income	259,344	-
Net Income (loss)	(54,567)	(171,266)

Statement of Cash Flows

| | Year Ended December 31, | |
	2020	2019
OPERATING ACTIVITIES		
Net Income	(54,567)	(171,266)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	26
Amortization	568	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	568	26
Net Cash provided by Operating Activities	(53,999)	(171,240)
INVESTING ACTIVITIES		
Equipment Purchases	-	1,088
Net Cash provided by Investing Activities	-	1,088
FINANCING ACTIVITIES		
Loans from (repayments to) Shareholders	60,435	116,700
Additional paid in Capital		84,949
Net Cash provided by Financing Activities	(1,950)	201,649
Cash at the beginning of period	57,772	26,275
Net Cash increase (decrease) for period	(55,949)	31,497
Cash at end of period	1,823	57,772

Statement of Changes in Member Equity

| | Member Capital | |
	$ Amount	Total Member Equity
Beginning Balance at 1/1/19	(117,137)	(117,137)
Capital Contributions	141,510	141,510
Net Income (Loss)	(171,266)	(171,266)
Ending Balance 12/31/2019	(146,893)	(146,893)
Net Income (Loss)	(313,911)	(313,911)
Ending Balance 12/31/2020	(460,804)	(460,804)

ZiphyCare LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

ZiphyCare LLC ("the Company") was formed in New York on March 3rd, 2018. The Company plans to earn revenue using a SAAS platform as well as deliver the Platform-related services leveraging AI & ML technologies in Medical Practice Management and combining them with predictive analytics to fuel the savings for the Managed Care Insurance plans and Health Services Organizations. The Company's headquarters is in New York, New York. The Company's customers will be located in the United States.

The Company was formed as a New York limited liability company under the name Zipnostic, LLC, on 03/16/2018. The Company filed a Certificate of Amendment with the New York State Department of State Division of Corporations to change the Company's name to ZiphyCare, LLC on 02/04/2020.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue as performance obligations are satisfied

Other Income from Related Parties

Other Income from Related Parties Consisted of the following for the year ended December 31st, 2020:

Related Party Sales	157,500
Related Party Consulting Fees	180,000
Related Party Management Fees	63,844
Total	401,344

Related Party Sales: The Company recognized other income for building a medical platform that helped an owner utilize telehealth platform implementation and deployment, as well as maintenance and support of all relevant systems in order to enable medical services to patients during the pandemic.

Related Party Consulting Fees: The Company recognized other income for consulting services provided to related parties. The typical engagement would include consulting around building the Patient's journeys, consultations on specifics of billing, EMR specifications for various engagements.

Related Party Management fees: The Company recognized other income for management services provided to related parties to oversee and handle contracts, publishing, software development and production of medical devices, and maintenance and administrative tasks.

Core Operating Revenue: The Company generates revenues by selling either the Platform-only license seats or a combination of Platform seats bundled with the medical services using the platform. The Company's payments for the Platform-only engagements are generally collected at time of service or initiation of services, while the medical services are usually paid after the Client receives the payment from the Insurance company for the medical services rendered by the Company. The Company's primary obligation is to maintain an acceptable level of software uptime and services performance for its users over license period and revenue is recognized over the life of the contract as such primary obligations are satisfied. The Company recognized no revenue in 2019 or 2020.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. See "Other Income" in Note 2.

Related party Consulting Expenses – During the year 2019, the Company paid $110k to a related party entity to handle all aspects of Technology testing, Customer Implementations, and fulfilling of certain contract work.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019 and 2020, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap, some had additional discounts. The valuation caps of the agreements entered were $5M – $20M.

NOTE 6 – EQUITY

AS OF DECEMBER 31, 2019:

The Company is operating under its Amended and Restated Operating Agreement, dated June 5, 2019, with the following equity characteristics:

The total number of Units that the Company is authorized to issue is 10,000,000, comprised of 8,000,000 Class A Common Units and 2,000,000 Class B Profits Units. All authorized Units are issued and outstanding.

(a) **Class A Common Units.**

Class A Common Units are entitled to vote on all matters presented to the Company's Members for approval.

(b) **Class B Profits Units.**

(i)   The Company is authorized to issue Class B Profits Units to Members, Managers, officers, employees, consultants, and other service providers of the Company (collectively, the "**Service Providers**"), on such terms and conditions as the Managers may determine in their sole discretion from time to time.

(ii)   The Class B Profits Units are intended to constitute "profits interests" as that term (or any term of similar import) is used in Internal Revenue Service Revenue Procedure 93-27, 1993-2 C.B. 343 and Revenue Procedure 2001-43, 2001-2 C.B. 191, and any successor provisions of the Code, Treasury Regulations, IRS Revenue Procedures or Revenue Rulings, or other administrative notices or announcements, with the intended results that: (A) no compensation or other income shall be recognized by an owner of the Class B Profits Units by reason of the issuance of such Class B Profits Units; and (B) no compensation expense shall be deducted by the Company by reason of the issuance of such Class B Profits Units.

(iii)   Class B Profits Units issued on this date (if any) have a Threshold Value of $400,000.

(iv)   Holders of Class B Profits Units are eligible to participate in any Company distribution of profits above the Threshold Value, pursuant to the terms of the Operating Agreement, but bear no responsibility for Company loss or expenses. Class B Profits Units are not entitled to vote on matters presented to Company Members for approval, except to the extent that the consent of Class B Members is expressly requested by the Company's Managers.

(c) **Distributions**

All distributions are made to the Members pro rata in proportion to their holdings in the aggregate of Class A Common Units and Class B Profits Interests. Notwithstanding the foregoing, if the Company is dissolved, the proceeds of such liquidation shall be distributed as required by law and in the following order of priority:

First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

Second, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company;

Third, to all Class A Members in the amount of their respective Capital Contributions and then to the Members as per ordinary distribution.

AS OF DECEMBER 31, 2020:

The Company was operating under its Second Amendment and Restated Operating Agreement, dated November 11, 2020, with the following equity characteristics:

The total number of Units that the Company is authorized to issue
is 11,330,000, comprised of 7,136,000.00 Class A Common Units, 2,686,311.00 Class B
Profits Units, and 1,510,689.00 Class C Profits Units.

The total number of Units that the Company is authorized to issue is 11,330,000, comprised of 7,136,000.00 Class A Common Units, 2,686,311.00 Class B Profits Units, and 1,510,689.00 Class C Profits Units. All authorized Units are issued and outstanding.

(a) **Class A Common Units.**

Class A Common Units are entitled to vote on all matters presented to the Company's Members for approval. Class A Common Units also have a responsibility to make capital contributions pursuant to capital calls made by the Managers. Failure to participate in such capital calls shall result in dilution of equity interest of a non-participating Class A Common Units Member.

(b) **Class B Profits Units.**

(i)   The Company is authorized to issue Class B Profits Units to Members, Managers, officers, employees, consultants, and other service providers of the Company (collectively, the "**Service Providers**"), on such terms and conditions as the Managers may determine in their sole discretion from time to time.

(ii)   The Class B Profits Units are intended to constitute "profits interests" as that term (or any term of similar import) is used in Internal Revenue Service Revenue Procedure 93-27, 1993-2 C.B. 343 and Revenue Procedure 2001-43, 2001-2 C.B. 191, and any successor provisions of the Code, Treasury Regulations, IRS Revenue Procedures or Revenue Rulings, or other administrative notices or announcements, with the intended results that: (A) no compensation or other income shall be recognized by an owner of the Class B Profits Units by reason of the issuance of such Class B Profits Units; and (B) no compensation expense shall be deducted by the Company by reason of the issuance of such Class B Profits Units.

(iii)   Class B Profits Units issued on this date (if any) have a Threshold Value of $400,000.

(iv)   Holders of Class B Profits Units are eligible to participate in any Company distribution of profits above the Threshold Value, pursuant to the terms of the Operating Agreement, but bear no responsibility for Company loss or expenses. Class B Profits Units are not entitled to vote on matters presented to Company Members for approval, except to the extent that the consent of Class B Members is expressly requested by the Company's Managers.

(c) **Class C Profit Units.**

(i)   The Company is authorized to issue Class C Profits Units to Members, Managers, officers, employees, consultants, and other service providers of the Company (collectively, the "**Service Providers**"), on such terms and conditions as the Managers may determine in their sole discretion from time to time.

(ii)   The Class C Profits Units are intended to constitute "profits interests" as that term (or any term of similar import) is used in Internal Revenue Service Revenue Procedure 93-27, 1993-2 C.B. 343 and Revenue Procedure 2001-43, 2001-2 C.B. 191, and any successor provisions of the Code, Treasury Regulations, IRS Revenue Procedures or Revenue Rulings, or other administrative notices or announcements, with the intended results that: (A) no compensation or other income shall be recognized by an owner of the Class B Profits Units by reason of the issuance of such Class B Profits Units; and (B) no compensation expense shall be deducted by the Company by reason of the issuance of such Class B Profits Units.

(iii)   Class C Profits Units issued on this date (if any) have a Threshold Value of $400,000.

(iv)   Holders of Class C Profits Units are eligible to participate in any Company distribution of profits above the Threshold Value, pursuant to the terms of the Operating Agreement, but bear no responsibility for Company loss or expenses. Class C Profits Units are not entitled to vote on matters presented to Company Members for approval, except to the extent that the consent of Class B Members is expressly requested by the Company's Managers.

(d) **Distributions**

All distributions are made to the Members pro rata in proportion to their holdings in the aggregate of Class A Common

Units, Class B Profits Interests, and Class C Profits Units. Notwithstanding the foregoing, if the Company is dissolved, the proceeds of such liquidation shall be distributed as required by law and in the following order of priority:

First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

Second, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company;

Third, to all Class A and Class C Members in the amount of their respective Capital Contributions, and then to all of the Members as per ordinary distribution,

*NOTE:
Class C Profits Units were authorized and issued in the context of a merger of the Company with Comprehensive Telemedicine, Inc., a New York corporation, effective January 29, 2021 in which the Company was the surviving entity. Comprehensive Telemedicine, Inc. was a holding company owning certain intellection property that was licensed exclusively to the Company and used by Company in its delivery of services to customers. Comprehensive Telemedicine, Inc., had no debts or known liabilities at the time of merger.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 20, 2021, the date these financial statements were available to be issued.

The Company entered into four SAFE notes, as follows:

1. Note amount: $100,000
   Date: 02/01/2021
   Post-money Valuation Cap: $17,000,000
   Discount Rate: 85%

2. Note amount: $50,000
   Date: 04/14/2021
   Post-money Valuation Cap: $17,000,000
   Discount Rate: 85%

3. Note amount: $50,000
   Date: 05/14/2021
   Post-money Valuation Cap: $20,000,000
   Discount Rate: 0

4. Note amount: $50,000
   Date: 06/11/2021
   Post-money Valuation Cap: $20,000,000
   Discount Rate: 0

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.